Exhibit 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands)

Earnings:
Income before income taxes	$147,645	$135,780	$177,975	$130,417	$27,402
Add:
Fixed charges	19,190	10,973	2,947	9,462	11,885
Distributions from equity investees	5,935	5,552	5,128	1,349	741
Amortization of capitalized interest	—	248	6	—	—
Less:
Equity income	6,640	7,330	4,736	4,017	1,360
Net income before taxes attributable to noncontrolling interests	11,005	10,260	7,965	—	—

Earnings	$155,125	$134,963	$173,355	$137,211	$38,668

Fixed charges:
Interest expense	$18,793	$9,955	$364	$5,667	$9,476
Interest component of lease expense	397	1,018	2,583	3,795	2,409

Fixed charges	$19,190	$10,973	$2,947	$9,462	$11,885

Ratio of earnings to fixed charges	8.1x	12.3x	58.8x	14.5x	3.3x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income before adjustment for income or loss from equity investees, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.